Mail Stop 4561
Via Fax (416) 299-3700

December 5, 2007

E. Jamie Schloss
Chief Financial Officer and Director
EWRX Internet Systems, Inc.
4950 Yonge St. Suite 910
Toronto, Ontario, Canada M2N 6K1

   Re: **EWRX Internet Systems, Inc.**
       Form 8-K filed November 16, 2007
       Form 8-KA filed November 30, 2007
       File No. 000-27195

Dear Mr. Schloss:

   We have completed our review of your 8-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Melissa Feider
        Staff Accountant